UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

IncrediMail Ltd.
(Name of Issuer)

Ordinary Shares, nominal value 0.01 New Israeli Shekels per Share
(Title of Class of Securities)

M5364E 104
(CUSIP Number)

Yacov Kaufman
c/o IncrediMail Ltd.
4 HaNechoshet Street,
Tel Aviv 69710, Israel
(972-3) 769-6100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON Ofer Adler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,149,072 Ordinary Shares (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,149,072 Ordinary Shares (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,149,072 Ordinary Shares (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.38%
14	TYPE OF REPORTING PERSON IN

(1)	Includes options currently exercisable into 12,500 Ordinary Shares.

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 3 of 5 Pages

Item 1.	Security and Issuer.

        This Statement on Schedule 13D (this “Statement”) relates to the ordinary shares, nominal value 0.01 New Israeli Shekels per share (the “Ordinary Shares”), of IncrediMail Ltd., a company organized under the laws of Israel (the “Issuer”).

        The address of the principal executive offices of the Issuer is 4 HaNechoshet Street, Tel Aviv 69710, Israel.

Item 2.	Identity and Background.

        (a)-(f) This Statement is being filed by Mr. Ofer Adler (the “Reporting Person”) with respect to the 2,149,072 Ordinary Shares owned by him and by Ofer Adler Holdings Ltd. and Ofer Adler Investments (1999) Ltd., each of which are Israeli companies and wholly owned by the Reporting Person. The Reporting Person’s business address is 4 HaNechoshet Street, Tel Aviv 69710, Israel and his present principal occupation is Chief Executive Officer and director of the Issuer. The Reporting Person is an Israeli citizen. During the last five (5) years he has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        All Ordinary Shares presently beneficially owned by the Reporting Person were acquired by the Reporting Person or his wholly-owned Israeli companies over several years through various means, including (i) 1,451,167 Ordinary Shares issued for consideration to the Reporting Person prior to the Issuer’s initial public offering, (ii) 12,500 exercisable options to purchase Ordinary Shares that were granted to him by the Issuer; and (iii) 685,405 Ordinary Shares that were purchased by the Reporting Person or his wholly-owned Israeli companies since the date of his last report in a series of open market transactions ending December 4, 2008. The aggregate purchase price for such 685,405 Ordinary Shares was approximately $2,145,317, all of which amount was paid from personal funds.

Item 4.	Purpose of Transaction.

        The disclosure under Item 3 hereof is incorporated by reference. The Reporting Person as described in Item 2 has acquired beneficial ownership of more than 2% of the Ordinary Shares of the Issuer during the preceding twelve months in open market transactions. Prior to such subscription the Reporting Person had reported on Schedule 13G beneficial ownership of Ordinary Shares representing 15.31% of the class outstanding. The Reporting Person has acquired securities of the Issuer for investment purposes. The Reporting Person, Mr. Ofer Adler, intends to review his investment in the Issuer and may, based on such review as well as other factors (including, among other things, his evaluation of the Issuer’s business, prospects and financial condition, amounts and prices of available securities of the Issuer, the market for the Issuer securities, other opportunities available to Mr. Ofer Adler and general market and economic conditions), acquire additional securities of the Issuer, on the open market or in privately negotiated transactions. The Issuer’s board of directors, and Mr. Ofer Adler as a member of the board of directors, will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Issuer at the relevant time and such other factors as the directors may deem relevant. Mr. Ofer Adler reserves the right at any time to change his present intention with respect to any or all of the matters referred to in this Item 4, or to dispose of any or all of the securities of the Issuer purchased by him.

CUSIP No. M84116 10 8	SCHEDULE 13D	Page 4 of 5 Pages

        Except as described above in this Item 4, Mr. Ofer Adler does not have any present plans or proposals requiring disclosure under Item 4(a)-(j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

        (a)

        The disclosure under Item 3 above and Items 11 and 13 of the cover page of the Reporting Person, are incorporated herein by reference. Mr. Ofer Adler beneficially owns approximately 2,149,072 Ordinary Shares (including 190,000 held by Ofer Adler Holdings Ltd. and 1,261,167 held by Ofer Adler Investments (1999) Ltd., his wholly-owned subsidiaries), or 23.38%, of the Company’s total number of issued and outstanding Ordinary Shares.

        (b)

        The Reporting Person has sole voting and dispositive control over all of the Ordinary Shares disclosed in Item 5(a) above.

        (c)

        Neither the Reporting Person nor his wholly-owned subsidiaries has effected any transactions in the shares of the Issuer during the past 60 days.

        (d)

        Not applicable.

        (e)

        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

        Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise), among the persons named in Item 2 hereof, or between such persons and the other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

        Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 26, 2009

By: /s/ Ofer Adler —————————————— Ofer Adler